October 14, 2010

Via EDGAR Transmission

Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Re:	Genworth Financial Asset Management Funds
File Nos. 333-61973 and 811-08977

Dear Ms. Stout:

On behalf of Genworth Financial Asset Management Funds (the “Registrant”) and its sole series, the Genworth Financial Contra Fund (the “Fund”), following are the Registrant’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), as verbally conveyed by you to my colleague, Fabio Battaglia, on August 19, 2010, with regard to the Fund’s Annual Report to Shareholders for the fiscal year ended September 30, 2009 (the “Annual Report”), which was filed on Form N-CSR with the SEC on November 25, 2009.  Each comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Annual Report.

In connection with the Registrant’s responses to the Staff’s comments, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Annual Report; (ii) Staff comments or changes to disclosure in response to Staff comments on the Annual Report do not foreclose the SEC from taking any action with respect to the Annual Report; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States with respect to the Annual Report.

1.           Comment: The Statement of Assets and Liabilities in the Annual Report contains a line item titled “Receivable from Investment Advisor” in the amount of $24,261.  Please confirm that this receivable was received by the Fund shortly after the end of the Fund’s fiscal year on September 30, 2009.

Response:  The Registrant confirms that the receivable in the amount of $24,261 was received by the Fund on October 7, 2009.

2.           Comment:  The Statement of Assets and Liabilities in the Annual Report contains a line item titled “Shares Outstanding.”  Please include a parenthetical or a separate line item to disclose the number of capital shares the Fund is authorized to issue.

Ms. Seila Stout
October 14, 2010

               Response:  The requested disclosure will be added to the Statement of Assets and Liabilities of the Fund in future reports to shareholders.

3.           Comment:  Note 2 of the Notes to Financial Statements includes a description of the Fund’s expense limitation agreement with the Advisor, effective October 1, 2009, which permits the Advisor to recoup amounts waived or reimbursed within the previous three-year period when the Fund’s actual fees and expenses for a fiscal period are less than the cap amount.  Please clarify the extent to which the Advisor may recoup amounts waived or reimbursed during periods prior to October 1, 2009, before the new expense limitation agreement was in effect.

Response:  The Registrant will clarify in future reports to shareholders that the Advisor may not recoup fees that were waived or expenses that were reimbursed prior to October 1, 2009.

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Please do not hesitate to contact me at (215) 564-8089 or Fabio Battaglia at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Cory Hippler
Cory Hippler

cc:           Board of Trustees of Genworth Financial Asset Management Funds
Carrie E. Hansen
Starr Frohlich
Mark D. Perlow, Esq.
Michael P. O’Hare, Esq.